April 4, 2005

Juliana Capata (415) 315-6337 juliana.capata@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:    Larry Spirgel, Assistant Director

Re:    First Avenue Networks, Inc. (File No. 333-122684)

Dear Mr. Spirgel:

On behalf of First Avenue Networks, Inc. (the “Company”), I am writing to respond to the staff’s comments in your letter to Sandra Watson’s attention dated March 14, 2005 (the “Comment Letter”) relating to (i) the Form S-3 registration statement (the “Registration Statement”), filed by the Company on February 10, 2005 and amended on March 1, 2005, (ii) the Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2004, filed by the Company on February 10, 2005, and (iii) the Form 8-K/A (the “Form 8-K”), filed by the Company on February 10, 2005.

Set forth below are responses to the specific comments made in the Comment Letter.

Form S-3, as amended

General

1.	Comment. We note that you have added selling shareholders and increased the number of shares being registered on behalf of selling shareholders in Amendment No. 1 to your Form S-3. Please confirm that the private offers of all the shares being registered for resale were complete at the time you first filed your Form S-3.

Response: As pointed out by the Commission, Amendment No. 1 to the Company’s Form S-3 increased the number of shares being registered on behalf of selling stockholders and added selling stockholders. Additional shares and selling stockholders are also included in Amendment No. 2, which has been filed by the Company on the date hereof. The private offers of all the shares and shares underlying warrants being

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

registered for resale pursuant to the Registration Statement were completed prior to the initial filing of our Form S-3 on February 10, 2005.

2.	Comment. We note that you intend to incorporate by reference the information required by Part III of Form 10-K from your definitive proxy statement. Please note that this information must be filed prior to the effectiveness of your Form S-3. Therefore, prior to effectiveness, please file your definitive proxy statement or amend your Form 10-K to include the required information. See Interpretation 6 under Section H in the Publicly Available Telephone Interpretations (July 1997). In addition, remove from your incorporation by reference section your definitive proxy statement for last year’s meeting. We may have further comments upon the filing of the information required by Part III of Form 10-K.

Response: The Company’s intent is to file its proxy statement for its 2005 Annual Meeting of Stockholders with the SEC on or prior to April 8, 2005. We have removed from the incorporation by reference section of the Registration Statement the proxy statement for our 2004 Annual Meeting of Stockholders and have added the proxy statement for our 2005 Annual Meeting of Stockholders.

Prospectus Cover Page

3.	Comment. Please remove all defined terms from the cover page of the prospectus. In this regard, it shouldn’t be necessary to define yourself as “First Avenue” or “the Company” as it is unlikely that readers will think that the shortened version of your name or references to the company refer to anyone else.

Response: As requested, we have removed all defined terms from the cover page of the prospectus.

Summary, page 1

4.	Comment. Please revise your summary to clearly explain what you do. In this regard, your reliance on technical and industry jargon may be confusing to an ordinary investor with no prior knowledge of terms such as “millimeter wave spectrum,” “39GHz spectrum,” “channel pops,” “fixed wireless,” “backhauling,” “fiber optic networks,” “cellular backhaul network,” “wireless links” and “spectrum portfolio.” Instead, describe what you do in concrete, everyday language.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Response: As requested, we have revised our summary to describe our business in concrete, everyday language without the use of technical and industry terms where possible. Where industry terms have been used because we feel they are germane to an understanding of our business, we have attempted to clearly define them.

5.	Comment. Furthermore, please explain the significance of measures such as “channel pops” and the population coverage of your licenses. For example, what is a channel, and why is the number of channels multiplied by the population covered by these channels important to understanding your current operations? In this regard, please explain, if true, that the actual number of customers and traffic over your network is substantially less that your license coverage and capacity.

Response: As requested, we have added an explanation of “channel pops” and their applicability to our business. We have disclosed that, due to our limited operations, the number of customers we serve is far less than the number of channel-pops covered by our licenses.

6.	Comment. To provide balance to your disclosure, clearly disclose the development stage of your business and the extent to which you are currently generating revenues from your products and services. For example, revise the beginning of your summary to discuss your history of net operating losses, negative operating cash flows and only nominal revenues from operations to date. Disclose that you only have nine employees and that you are in the process of developing your business. Disclose that you will need to build your infrastructure and operational capabilities to pursue the opportunities you have identified for your spectrum licenses. In this regard, disclose the extent to which the products and services you identify in the summary are generating revenues and are operational, and if not, what steps you must take to make them operational.

Response: We have added a section to our summary entitled “Development Stage” that addresses the points raised in comment #6.

Risk Factors, page 1

7.	Comment. Please consider adding a risk factor discussing the volatility in the valuation of your FCC licenses, and how this fluctuation could also cause volatility in the trading price of your stock. We note the $24.8 million impairment of the carrying value of your FCC licenses, how that impairment constituted over 50% of the prior carrying value of your FCC licenses and resulted in an expense, and how a third party recently determined the fair market value of your FCC licenses to be $89 million.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Response: We have added a risk factor which discusses the volatility in the valuation of our licenses and how this fluctuation could result in volatility in the trading price of our common stock.

Our FCC licenses may be canceled..., page 2

8.	Comment. The significance of your disclosure is difficult to understand without knowledge of FCC regulations and procedures. Please revise this risk factor to clarify the matter that is pending before the FCC, the licenses involved, and the potential violation of the FCC rules that may have occurred. In addition, please revise your risk factor heading to address this FCC matter.

Response: In response, we have revised this risk factor as follows:

Our FCC licenses may be canceled or revoked for past or future violations of the FCC’s rules, which could limit our operations and growth.

The value of our FCC radio licenses comprised approximately 93% of the book value of our non-cash assets at December 31, 2004. As an FCC licensee and regulatee, we are subject to comprehensive regulatory oversight, including regulations constraining ownership of us, rules governing the services we can provide and the prices we charge, as well as rules related to construction and operation of our services. In addition, we are subject to certain regulatory and other fees levied by the FCC for certain classes of licenses and services. Under certain circumstances, our licenses may be revoked, canceled or conditioned. Among other things, the Communications Act of 1934, as amended, and the FCC Rules and Regulations impose requirements on radio licensees and carriers that include regulations on the ownership, operation, acquisition and sale of the broadband operating radio systems that are needed to provide the services we offer. The FCC also regulates the lease of spectrum, which until the passage of the FCC’s First Report and Order in the Secondary Market Initiative (FCC-03-113) released October 6, 2003, was highly constrained.

Our licenses may be revoked for violations of the FCC’s rules or we may be fined. The loss of some of our licenses could limit the expansion of our business. Even the initiation of a proceeding with the potential to result in the loss of our licenses could adversely affect our business.

In early 2004, we were contacted telephonically regarding eleven of our 24 GHz licenses with respect to which we had entered into certain leases prior to the effective date of the FCC’s Secondary Market Initiative. The matter is still considered pending at the FCC. However, prior to taking any action against a licensee for rule violations, the FCC will issue a written Notice of Apparent Liability or a Notice of Violation, and we have not received any such notice regarding

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

this matter. The potential penalties for such violations of the FCC’s rules include monetary payments or, in rare cases, revocation or cancellation of the affected license.

9.	Comment. Please remove the mitigating language from the last sentence of this risk factor.

Response: As requested, the mitigating language has been removed from the last sentence of this risk factor.

Our FCC licenses may not be renewed..., page 2

10.	Comment. Please revise to explain “point-to-point” offerings and what it would mean to have constructed “four links per channel.” To provide context, disclose whether the products and services you offer involve point-to-point offerings, and if so, the extent to which you have constructed the required four links per channel. In addition, to the extent material, clarify what percentage of your FCC licenses are subject to renewal in 2006.

Response: We have revised this risk factor to describe “point-to-point” offerings and the requirement to construct “four links per channel” in general terms. We have also added language disclosing that all of our service offerings are on a point-to-point basis, that we do not currently meet the substantial service guidance provided by the FCC and the percentage of our licenses subject to renewal in each of 2006, 2007 and 2008.

Our spectrum leasing strategy may not be accepted, page 5

11.	Comment. Please revise to explain the regulatory constraints that have hampered leasing small amounts of spectrum, and whether or not those regulatory constraints still exist.

Response: We do not feel that the specific regulatory constraints that have hampered leasing small amounts of spectrum are relevant to the risk being addressed, which is that leasing small amounts of spectrum is not yet widely accepted. We have revised the risk factor to highlight the risk being presented and the mention of prior regulatory constraints is included only to provide context for why leasing small amounts of spectrum is a relatively new practice.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

In light of our brief operating history . . ., page 6

12.	Comment. To provide context, briefly explain your strategy pre- and post-reorganization.

Response: To provide context to this risk factor, we have added disclosure briefly explaining our strategy pre- and post-reorganization.

Selling Stockholders, page 9

13.	Comment. The disclosure in the first two paragraphs on page 9 is difficult to follow due to your use of embedded lists of information. To make the disclosure more readable, we encourage you to break out the disclosure into bullet points.

Response: As suggested, we have broken out the disclosure regarding the selling stockholders into bullet points.

14.	Comment. In addition, please provide more information about the transactions and warrants issued in the transactions. For example,

•	disclose the exercise prices and terms of all the warrants;

•	identify the placement agent for the December 2004 private placement;

•	explain why you disclose that the warrants were initially issued to the placement agent;

•	explain how the interest component on the notes works and whether all the warrants have already been issued.

These are just examples. We may have further comments.

Response: We have revised the disclosure to (i) disclose the exercise prices and terms of all of the warrants with respect to which shares are being registered, (ii) identify the placement agent for the December 2004 private placement, and (iii) explain that the warrants initially issued to the placement agent for the December 2004 private placement were subsequently distributed to persons and entities which are now listed as selling stockholders. The disclosure in the Registration Statement with respect to the warrants issued in connection with the notes we issued under our bankruptcy plan was a mischaracterization of the nature of the warrants. The warrants were issued as an equity incentive in connection with the issuance of the notes and not as an interest component to the notes. The disclosure in the Registration Statement has been revised to reflect this fact.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

15.	Comment. We note that you have registered for resale the shares issuable upon exercise of the warrants issued in the December 2004 private placement. However, you state in the third paragraph on page 9 that you have not included those shares in the selling stockholders table because “none of the warrants are currently exercisable.” Please explain this statement. If you are registering the shares underlying the warrants for resale, you must identify the selling stockholders of these shares and the amounts they may sell under the prospectus in the selling stockholders table. Furthermore, it appears from your disclosure in the second paragraph on page 9 that at least 50% of the warrants may be currently exercisable and that the rest of the warrants will become exercisable upon effectiveness of the registration statement. Lastly, we note that the total number of shares listed under the “Shares Being Offered” column equals the total number of shares being registered. This suggests that you have included the December 2004 warrants shares in the table. Please revise and advise.

Response: We have revised the selling stockholder table and the related disclosure to include 50% of the warrants issued in the December 2004 private placement. The additional 50% were exercisable (i) as to 25% of the shares, only in the event that the company did not file a registration statement on Form S-3 to register the shares issued in the December 2004 private placement by February 12, 2005 and (ii) as to the other 25% of the shares, only in the event that the company did not file a registration statement on Form S-3 to register the shares issued in the December 2004 private placement by March 14, 2005. As the company filed an S-3 on February 10, 2005, it is not possible for these shares to vest and become exercisable at any point and therefore they are not being registered for resale.

16.	Comment. In the third paragraph on page 9, you state that “the number of shares of common stock listed as beneficially owned and potentially offered by this prospectus represents the number of shares of common stock actually owned as of February 25, 2005” (emphasis added). Please explain what you mean by “actually owned.” In this regard, share ownership should be computed on the basis of beneficial ownership as determined in accordance with Rule 13d-3.

Response: The disclosure has been revised to reflect that the information provided in the selling stockholder table has been computed on the basis of beneficial ownership as determined in accordance with Rule 13d-3.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

17.	Comment. In the third paragraph on page 9, you state that “no estimate can be given as to the amount or percentage of common stock that will be held by the selling stockholders upon termination of the offering.” This statement appears to contradict the disclosure in the table as well as the disclosure in footnote (1) to the table. Please revise or advise.

Response: We have removed the statement referenced in this comment.

18.	Comment. Please identify through footnote disclosure the selling stockholders that are affiliated with the placement agent for your December 2004 private placement. Disclose whether or not the affiliates purchased in the ordinary course of business and whether or not, at the time they acquired the securities, they had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: We have identified, through footnote disclosure, the selling stockholders that are affiliated with the placement agent for our December 2004 private placement. As discussed with the Commission, the selling stockholders so identified are the parent corporation of the placement agent and officers of the parent corporation and therefore no further disclosure is provided.

19.	Comment. We note that you identify Loeb Partners Corporation as a registered broker-dealer. Since Loeb Partners is a broker-dealer, you must identified it as an underwriter, and you must use the form on which you are eligible to make a primary offering. Please revise the registration statement accordingly.

Response: The following response was provided to us by Loeb Partners Corporation (“Loeb”):

Loeb Partners Corporation and its affiliates (Loeb) hold shares of the Issuer in their proprietary accounts for investment purposes. Shares are not held with an intention of a view toward distribution to accounts of Loeb or otherwise. Loeb has not participated in the underwriting of the Issuer nor is it compensated as an underwriter.

In the event that the Commission disagrees with Loeb’s position, the Company is qualified to use Form S-3 pursuant to General Instruction I(B)(1) – Primary Offerings by Certain Registrants. As of February 10, 2005 and April 1, 2005, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was $432,095,372 and $335,500,131, respectively.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Plan of Distribution, page 16

20.	Comment. You disclose that, “the selling shareholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.” Please tell us whether any selling shareholders have entered into such short sales. Please refer to interpretation #65 under Section A of the July 1997 Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Revise your disclosure accordingly.

Response: We have revised the disclosure in the Registration Statement to provide that the selling stockholders may engage in short sales of shares only after the Registration Statement has been declared effective by the SEC. To our knowledge, no selling stockholder has entered into short sales of the securities to be offered pursuant to the Registration Statement or has any intent to do so prior to the effectiveness of the Registration Statement.

Form 10-K for fiscal Year ended December 31, 2004

General

21.	Comment. Please revise your Form 10-K to comply with comments on the Form S-3 that are applicable. In this regard, we note that the summary and risk factor disclosure in your Form S-3 is repeated in your Form 10-K. You should revise and clarify the corresponding and related disclosure throughout your Form 10-K.

Response: We have revised our Form 10-K to address the SEC’s comments above that are applicable to our Form 10-K. For example, we have revised the summary and risk factor discussions in our Form 10-K to conform to the comments above. We intend to file our amended Form 10-K subsequent to receipt of any further comments from the SEC on our Registration Statement and Form 10-K.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Item 1.	Business, page 4

Industry Discussion, page 4

22.	Comment. To balance your disclosure, please briefly discuss the disadvantages of fixed wireless services and provide a cross-reference to your competition section where the potential advantages and disadvantages are discussed in more detail.

Response: As requested, we have added a discussion in the “Industry Discussion” section of our Form 10-K of the disadvantages of fixed wireless services and have added a cross-reference to the “Our Competition” section where the potential advantages and disadvantages of fixed wireless services are discussed in more detail.

Our Competition, page 8

23.	Comment. Please discuss in more detail the comparative reliability and security of fixed wireless networks to provide context to your statement that “market perceptions as to reliability and security for the relatively earlier-stage wireless networks as compared to copper or fiber networks provide us with additional marketing challenges.”

Response: The intent of this statement is to point out that market perceptions with respect to reliability and security are one obstacle that we face in securing customers. The actuality is that these networks are more reliable and secure than copper or fiber networks in many respects. We have added additional language that we believe clarifies this point.

Item 7.	Management’s Discussion and Analysis.... page 20

24.	Comment. Please disclose the name of the large national telecommunications carrier that entered into an Express Net contract, to the extent material. Tell us what consideration you gave to filing this agreement as a material contract.

Response: We do not believe that the name of the large national telecommunications carrier that has entered into an Express Net contract is material. This contract has not contributed significantly to our business or revenues and our success is not dependent on this contract. Additionally, while this is the first contract of this type that we have entered into, our intent is to enter into additional such contracts and therefore this

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

contract is not material to our overall business plan. These same considerations are what led us to believe that this agreement was not required to be filed as a material contract.

25.	Comment. Please disclose in what regions you are currently leasing spectrum.

Response: As requested, we have included disclosure with respect to regions in which we are currently leasing spectrum.

26.	Comment. Your executive overview should provide context for the remainder of your discussion. Therefore, we encourage you to revise this overview to discuss your filing for Chapter 11 bankruptcy, your emergence from Chapter 11 in 2001, your primary business strategy before filing for Chapter 11, how your strategy changed after emerging from Chapter 11, how the acquisition of Teligent fits into that new strategy, and the most important matters on which the executives of First Avenue Networks focus in evaluating financial condition and operating performance.

Response: We have revised our executive overview to address the points raised in this comment.

27.	Comment. Your management’s discussion and analysis should provide a discussion of any known trends, demands, commitments, events, and uncertainties that are likely to have a material impact on the company’s liquidity, capital resources, or results of operations in the future. For example,

•	You have experienced substantial increases in your technical and network operations expenses, sales and marketing expenses and general and administrative costs and expenses. Do you expect that trend to continue for each expense? Why or why not?

•	How do you expect your acquisition of Teligent’s assets to impact your operations and liquidity and capital resources?

•	Since you are in the process of developing your spectrum leasing program and other opportunities that you have identified, what aspects of your business, including the operations you acquired from Teligent, do you anticipate will contribute most to your revenues, expenses, etc.? What do you anticipate your capital expenditures will be for the development of your operations?

•

You state that many of your FCC licenses will be subject to renewal starting in 2006, and that the renewal of those licenses is contingent upon a showing of “substantial service.” How do you meet this standard? How does the requirement to meet this

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

standard impact your results of operations, liquidity and capital resources? What would be the impact if your licenses are not renewed?

Response: We have revised our management’s discussion and analysis to provide a more detailed discussion of known trends, demands, commitments, events and uncertainties that are likely to have a material impact on our liquidity, capital resources or results of operations in the future, such as the Teligent acquisition, our anticipated capital expenditures and the renewal of our FCC licenses. The substantial increases in our sales and marketing expenses and general and administrative costs and expenses noted in the Commission’s first bullet point were due to the effect of the application of variable accounting, which is discussed in our year-to-year comparison.

Liquidity and Capital Resources, page 22

28.	Comment. Please provide a more detailed analysis as to why First Avenue Networks “believes that its cash resources are sufficient to fund its operations and capital requirements beyond 2005.” You should describe in greater detail your short-term (12 months) and long-term cash requirements, including the amounts of these requirements. Your discussion should also focus on the funds necessary to maintain current operations, complete projects already underway, and achieve stated objectives and plans. Finally, you should discuss the sources of your short-term and long-term funding and the circumstances that are reasonably likely to affect those sources of liquidity. See Release No. 33-8056, <http://www.sec.gov/rules/other/33-8056.htm>.

Response: In response, we have revised the last paragraph of our “Liquidity and Capital Resources” discussion in our Form 10-K as follows:

Since its inception, the Company has incurred losses from operations and expects to continue to incur losses and experience negative cash flows for the foreseeable future. Subsequent to the Teligent acquisition, the Company is generating revenue by providing cellular backhaul services in New York City. The Company currently has only ten employees (including officers) and operates with limited resources. The Company is currently focused on developing its business opportunities. It does not plan to hire a significant number of additional employees or build the infrastructure required to deliver services until it has signed long-term contracts with customers. The Company believes that its cash resources are sufficient to fund its operations and capital requirements beyond 2005 taking into account its current cash balance, limited operations and historic annual cash burn. The Company does not anticipate a significant increase in cash burn to support the spectrum assets and existing operations acquired from Teligent. However, additional unforeseen expenditures may require the Company to obtain additional financing.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Critical Accounting; Matters and Significant Estimates, pages 24-25

29.	Comment. You have identified those policies that you believe to be the most critical to the portrayal of your financial condition and results of operations. However, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Revise your disclosures in future filings to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. You should analyze the factors that are subject to change and provide context in the form of sensitivity analysis and other quantitative disclosure to allow the reader to understand how and why these policies are critical to your results of operations, financial condition and cash flows. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: As requested, we will revise the disclosures in our future filings to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

Note 2 - Summary of Significant Accounting Policies, pages 32-35

30.	Comment. Tell us how you support your conclusion that your FCC licenses have an indefinite life when you explicitly state in MD&A (page 24) that “the Company faces various contingencies including the renewal of its FCC licenses in 2006 to 2011 and changing FCC regulations” and in Note 11 (page 39) that “to obtain renewal of a 39 GHz license, the licensee must demonstrate that it has provided “substantial service” during its license term.” Tell us in detail all the factors you considered in determining that your FCC licenses have indefinite lives.

Response: We acknowledge the staff’s comment about the apparent disparity between our risk factor and our determination that the FCC licenses have indefinite lives. We included the risk factor since our entire business is dependent on our maintaining our rights to the 39 GHz spectrum licenses. Although we consider the likelihood of losing our FCC licenses as being remote, we thought it was prudent to ensure that an investor understood the risk involved in making an investment in our Company. One of these risks is that the Company does need to renew these licenses on a regular basis.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

When we adopted FAS 142, we considered how we should account for the licenses and the proper useful life for these licenses. FAS 142 states that the estimate of the useful life of an intangible asset shall be based upon the following:

a. The expected use of the asset by the entity;

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets);

c. Any legal, regulatory, or contractual provisions that may limit the useful life;

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions);

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and,

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

In evaluating the application of FAS 142, the Company has primarily considered a., c., d. and f. above. Our FCC licenses are not related to another asset or group of assets so there is no need to consider the lives of other assets in this assessment. Additionally, technology which can be used to provide services over our spectrum is continuing to evolve; that is, the use of this spectrum is not technologically dependent. As an example, in the past only equipment to provide radio links on a point-to-point basis was available. Currently, equipment is being produced to provide radio links on a point-to-mutipoint basis. This development will reduce capital cost to provide service.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Expected use of the asset

The FCC licenses represent 49% of the Company’s non-cash assets post Teligent acquisition. The Company’s entire business plan is based upon using these licenses to generate revenues. All of our operating assets are dependent upon the use of the spectrum represented by these licenses. Additionally, FCC spectrum is a non-depleting asset. As a result, we expect to generate cash flows from these assets indefinitely.

Legal, regulatory, or contractual provisions

Our 39 GHz and 24 GHz licenses were initially granted for 10 year periods with unlimited additional 10 year renewal options. Once the FCC grants licenses there is a presumption of renewal as long as a company is using or trying to use these licenses for purposes authorized by the FCC. The FCC has not issued specific regulations defining “substantial service” relating to renewals of 39 GHz or 24 GHz licenses. They have issued safe harbor guidelines.

The FCC previously granted renewals to our predecessor for licenses for which it did not meet the safe harbor guidelines. In 2001, the FCC granted renewal applications for 64 licenses renewed by demonstrating service over these frequencies presented by the licenses well below that defined as safe harbor guidelines. Historically, there have been no challenges to renewing our licenses and the cost of the license renewal is limited to legal fees to prepare applications.

Despite the renewal process, our predecessor considered the FCC licenses as an indefinite lived asset but defaulted to a 40 year life in accordance with APB 17.

Maintenance expenditures required to obtain future cash flows

Our business model is to design, install and maintain wireless radio links to provide cellular backhaul or extensions off of fiber. Operating and capital expenditures are required to develop and support this business. The purpose of these expenditures is not to maintain our FCC spectrum but to generate revenue to support our business. By using our spectrum to provide these services we are maintaining the spectrum itself. As a result, maintenance expenditures to obtain cash flows are not significant.

Further, to protect our valuable asset, we have implemented a spectrum leasing program through our products, ExpressLink and ExpressNet. Through the use of these programs, we are able to demonstrate spectrum use without incurring capital or operating costs.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Summary

The Company concluded, upon the adoption of FAS 142, that the spectrum licenses should be treated as having an indefinite life and should be tested for impairment under FAS 142 paragraph 17 on an annual basis based upon the following considerations:

•	FCC spectrum is a non-depleting asset;

•	The licenses are integral to the business and the Company expects them to contribute to cash flows indefinitely;

•	License renewal applications are generally authorized by the FCC subject to certain conditions, without substantial cost under a stable regulatory, legislative and legal environment;

•	Maintenance expenditures required to obtain future cash flows are not significant; and,

•	The Company intends to use these assets for the foreseeable future.

It should be noted that our fact pattern is very similar to Example 4 to FAS 142 which states the following:

“An acquired broadcast license that expires in five years. The broadcast license is renewable every 10 years if the company provides at least an average level of service to its customers and complies with the applicable Federal Communications Commission (FCC) rules and policies and the FCC Communications Act of 1934. The license may be renewed indefinitely at little cost and was renewed twice prior to its recent acquisition. The acquiring entity intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future. Therefore, the cash flows from that license are expected to continue indefinitely.

The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore, the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of this Statement.”

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Item 9A.	Controls and Procedures, page 40

31.	Comment. Please confirm, if true, that there were no changes (instead of no significant changes) in your internal controls during the quarter preceding the filing of the Form 10-K that materially affected, or were reasonably likely to materially affect your internal controls. See Item 308 of Regulation S-K.

Response: We have revised our disclosure under Item 9A to provide that there were no changes in our internal controls during the quarter preceding the filing of our Form 10-K that materially affected, or were reasonably likely to materially affect our internal controls.

Form 8-K filed February 10, 2005

Note 1 (to the Unaudited Pro Forma Consolidated Balance Sheet) - Fair Value of Common Stock Issued, Exhibit 99.2

32.	Comment. Tell us how you considered paragraph 22 of FAS 141 in determining the fair value of the 25.2 million shares issued in exchange for the assets received from Teligent, Inc. It appears to us that the value you assigned to the shares issued in the acquisition differs from the quoted market price of your shares for a reasonable period of time before and after you announced the terms of the acquisition.

Response: On July 8, 2004, the Company announced that it had reached an agreement to purchase the 24 GHz spectrum licenses, fixed wireless broadband operations and radio assets from Teligent, Inc. (“Teligent”) for 25.2 million shares of common stock and 2.5 million warrants. Paragraph 22 of FASB 141 states that “the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity. Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.”

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

Our interpretation of the FASB’s use of the word “considered” means that there may be times when specifically using several days before and after the transaction’s announcement is not the best measurement of the value of the consideration given. Based upon our review of the facts in this circumstance, we believe that this is an instance in which using the prices before the announcement date is more appropriate.

The Company reviewed the stock price prior to and subsequent to the acquisition announcement. Immediately, upon the acquisition announcement the stock price increased 20% and trading volume almost doubled. By the fourth day after the acquisition the stock had increased 64% and average daily volume for the four days after the announcement was over 73 times that of the average daily volume for the four days before the announcement.

After considering the significant increase in both stock price and volume, the Company determined that the stock price prior to the acquisition announcement was more reflective of the price negotiated between the parties. The significant increase in the stock price immediately upon the announcement reflected the market’s favorable reaction to the news and thus reflected the increased value of the Company considering the additional spectrum assets and Teligent’s operating assets Further, if an average of the stock price several days before and several days after the acquisition were used the exponential increase in trading volume would result in the higher stock prices being more significantly weighed in the calculation. Realistically, the pre-announcement stock pricing would be completed masked by the post-announcement trading volume.

United States Securities and Exchange Commission

Attention: Larry Spirgel

April 4, 2005

As a result, the Company believes that is appropriate to use the weighted average of its stock price for four days prior to the announcement to value the acquisition. We believe that this valuation of the consideration is most reflective of the negotiated price between the two parties. The calculation used for valuation is as follows:

Date	Stock Price	Trading Volume	Product
7/1//04	$4.10	700	2,870
7/2/04	$3.65	19,152	69,905
7/6/04	$3.65	1,000	3,650
7/7/04	$3.80	2,000	7,600

		22,852	84,025

Weighted average			$3.68

Shares issued			25,194,647

Value of shares			$92,638,508

Value of 2,519,465 warrants based upon Black-Scholes valuation			8,263,845

Total value			$100,902,353

*         *         *         *

I have enclosed revised drafts of the Form S-3 and Form 10-K, each marked to show changes made in response to the Comment Letter, as described above, and other changes made in consultation with, and in certain instances at the request of, the Company and certain of the selling stockholders, since the filing of the Form S-3/A on March 1, 2005.

I intend to call you in the next day or so to get your thoughts on our responses. Thank you for your assistance and timely review of the filing.

Very truly yours,

/s/ Juliana C. Capata
Juliana C. Capata

CC:	Derek Swanson
Sandra G. Thomas
Joel F. Freedman
Taylor J. Hart